File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application for an Order to Amend a Prior Order UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:

NEW MOUNTAIN CAPITAL, L.L.C.; New Mountain CLO 1, Ltd.; New Mountain CLO 2, Ltd.; New Mountain CLO 3, Ltd.; New Mountain CLO 4, Ltd.; New Mountain CLO 5, Ltd.; New Mountain Credit CLO Advisers, L.L.C.; New Mountain Finance Advisers BDC, L.L.C.; New Mountain Finance Corporation; New Mountain Finance DB, L.L.C.; New Mountain Finance Holdings, L.L.C.; New Mountain Finance SBIC II, L.P.; New Mountain Finance SBIC, L.P.; New Mountain Finance Servicing, L.L.C.; New Mountain Guardian II Master Fund-A, L.P.; New Mountain Guardian II Master Fund-B, L.P.; New Mountain Guardian III BDC, L.L.C.; New Mountain Guardian III OEC, Inc.; New Mountain Guardian III SPV, L.L.C.; New Mountain Guardian IV BDC, L.L.C.; New Mountain Guardian Partners II, L.P.; New Mountain Net Lease Corporation; New Mountain Net lease Partners II, L.P.; New Mountain Net Lease Partners, L.P.; New Mountain Partners VI, L.P.; New Mountain Strategic Equity Fund I, L.P.; New Mountain Strategic Equity Fund II, L.P.; NMF Ancora Holdings, Inc.; NMF HB, Inc.; NMF OEC, Inc.; NMF Permian Holdings L.L.C.; NMF Pioneer, Inc.; NMF QID NGL Holdings, Inc.; NMF SLF I SPV, L.L.C.; NMF SLF I, Inc.; NMF TRM, L.L.C.; NMF YP Holdings, Inc.

1633 Broadway, 48th Floor

New York, NY 10019

All Communications, Notices and Orders to:

Robert A. Hamwee

Chief Executive Officer

New Mountain Finance Corporation

1633 Broadway, 48th Floor

New York, NY 10019

(212) 720-0300
RHamwee@newmountaincapital.com

Copies to:

Steven B. Boehm, Esq.
Payam Siadatpour, Esq.

Anne G. Oberndorf, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

(202) 383-0100

AnneOberndorf@eversheds-sutherland.us

May 24, 2022

I.             INTRODUCTION

A. Summary of Requested Relief

In this application (the “Application”), the Applicants (as defined below) request an order (“Order”) from the U.S. Securities and Exchange Commission (the “Commission”) to amend the prior order issued to New Mountain Finance Corporation, et. al (the “Prior Applicants”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder (the “Prior Order”).2 In particular, the Prior Order permits Regulated Funds and Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the 1940 Act.

B. Applicants

•	Regulated Funds

o	New Mountain Finance Corporation (“NMFC”), a Delaware corporation that has elected to be regulated as a BDC under the 1940 Act. The investment adviser to NMFC is NMFA (as defined below).

o	NMF SLF I, Inc. (“SLF”), a Maryland corporation that has elected to be regulated as a BDC under the 1940 Act. The investment adviser to SLF is NMFA.

o	New Mountain Guardian III BDC, L.L.C. (“GIII”), a Delaware limited liability company that has elected to be regulated as a BDC under the 1940 Act. The investment adviser to GIII is NMFA.

o	New Mountain Guardian IV BDC, L.L.C. (“GIV” and, together with NMFC, SLF, and GIII, the “Existing Regulated Funds”), a Delaware limited liability company that has elected to be regulated as a BDC under the 1940 Act. The investment adviser to GIV is NMFA.

•	Advisers

o	New Mountain Finance Advisers BDC, L.L.C. (“NMFA”) serves as the investment adviser to NMFC, SLF, GIII, GIV, and certain Existing Affiliated Funds, on behalf of itself and its successors.[3] NMFA is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

1  Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2  Certain of the Applicants previously submitted an application with the Commission (File No. 812-15030), as filed and amended and restated with the Commission on May 9, 2019 and August 16, 2019 (the “Prior Application”), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. 33624 dated September 12, 2019 (the “Prior Notice”) and the Prior Order granting the relief requested was contained in Investment Company Act Release No. 33656 dated October 8, 2019. Except as specifically noted herein, all representations and conditions contained in the Prior Application remain applicable and will apply to any Applicants relying on the Order. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application.

3  The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

o	New Mountain Capital, L.L.C. (“NMC”) serves as the investment adviser to certain of the Existing Affiliated Funds, on behalf of itself and its successors. NMC is an investment adviser registered under the Advisers Act.

o	New Mountain Credit CLO Advisers, L.L.C. (“CLO Adviser”, and together with NMFA and NMC, the “Existing Advisers”) serves as the investment advisor to certain of the Existing Affiliated Funds, on behalf of itself and its successors. CLO Adviser is an investment adviser registered under the Advisers Act. All of the Existing Advisers are under common control.

•	Certain vehicles (as identified on Schedule A hereto) (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub of the Existing Regulated Funds.

•	Certain existing affiliated funds (as identified on Schedule B hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and collectively with the Existing Regulated Funds, the Existing Advisers and the Existing Wholly-Owned Subsidiaries and, the “Applicants”).

All Applicants are eligible to rely on the Prior Order.

II.             Applicants’ Proposal

A.	Requested Amendment

Under the Prior Order, Affiliated Funds and Regulated Funds can only participate in Follow-On Investments if they are invested in the issuer. The Order, if granted, would revise the definition of Follow-On Investment to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer.

B.	Need for Relief

Affiliated Funds often do not have infinite lives like many Regulated Funds. As a result, an Affiliated Fund that is invested in a portfolio company may begin the process of winding down, during which it makes no further investments. If the portfolio company makes a capital call or requests further funding once the Affiliated Fund in in wind down, the Affiliated Fund will not be able to participate and in some cases, only one Regulated Fund is left to fulfill the portfolio company’s request. In that case, either the Regulated Fund will be forced to make the investment by itself, which may not be the appropriate investment amount for the Regulated Fund or the Regulated Fund will not be able to fulfill its commitment to the portfolio company. If the Regulated Fund does not have the available capital to fulfill the portfolio company’s request, the portfolio company may be negatively affected, which could negatively affect the Regulated Fund shareholders. In addition, if the Regulated Fund invested more than the appropriate amount that could also negatively affect the Regulated Fund shareholders.

Allowing Affiliated Funds that do not have an investment in the portfolio company to participate in Follow-On Investments can protect Regulated Fund shareholders from harm as another Affiliated Fund is winding down. Because the relief does not apply to Regulated Funds, there is no risk of a Regulated Fund being used to prop up an affiliate’s investment.

C.	Precedent

Applicants submit that the requested Order is consistent with the temporary relief granted by the Commission on April 8, 2020.4

III.           STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants note that the Commission may grant the requested relief for the same reasons set forth in Section IV, “Statement in Support of Relief Requested,” of the Prior Application.

IV.           REPRESENTATIONS AND CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order. The only change is that the definition of “Follow-On Investment” in the Prior Application will be deleted in its entirety and replaced with the following definition:

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.5

4  BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted January 5, 2021 and further extension granted April 22, 2021) (the “Temporary Relief”).

5  Any and all references in the Prior Application to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as a result of the Order.

V.            PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Robert A. Hamwee

Chief Executive Officer

New Mountain Finance Corporation

1633 Broadway, 48th Floor

New York, NY 10019

(212) 720-0300
RHamwee@newmountaincapital.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Payam Siadatpour, Esq.

Anne G. Oberndorf, Esq.
Eversheds Sutherland (US) LLP
700 6th Street NW
Washington, DC 20001

(202) 383-0100
AnneOberndorf@eversheds-sutherland.us

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.1-B.4.

B. Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 24th day of May, 2022.

New Mountain Finance Corporation

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Chief Compliance Officer

NMF SLF I, Inc.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Chief Compliance Officer

New Mountain Guardian III BDC, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Chief Compliance Officer

New Mountain Guardian IV BDC, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Chief Compliance Officer

New Mountain Finance Advisers BDC, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

New Mountain Credit CLO Advisers, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

New Mountain Capital, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Chief Compliance Officer

Existing Wholly-Owned Subsidiaries: New Mountain Guardian III OEC, Inc. New Mountain Guardian III SPV, L.L.C. New Mountain Finance DB, L.L.C. New Mountain Finance Holdings, L.L.C.

New Mountain Finance SBIC II, L.P.

New Mountain Finance SBIC, L.P.

New Mountain Finance Servicing, L.L.C

NMF Ancora Holdings, Inc.

NMF HB, Inc.

NMF OEC, Inc.

NMF Permian Holdings L.L.C.

NMF Pioneer, Inc.

NMF QID NGL Holdings, Inc.

NMF TRM, L.L.C.

NMF YP Holdings, Inc.

NMF SLF I SPV, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Signatory

Existing Affiliated Funds:

New Mountain CLO 1, Ltd.

New Mountain CLO 2, Ltd.

New Mountain CLO 3, Ltd.

New Mountain CLO 4, Ltd.

New Mountain CLO 5, Ltd.

New Mountain Guardian II Master Fund-A, L.P.

New Mountain Guardian II Master Fund-B, L.P.

New Mountain Guardian Partners II, L.P.

New Mountain Net Lease Corporation

New Mountain Net lease Partners II, L.P.

New Mountain Net Lease Partners, L.P.

New Mountain Partners VI, L.P.

New Mountain Strategic Equity Fund I, L.P.

New Mountain Strategic Equity Fund II, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Signatory

Exhibit A

VERIFICATION

Each of the undersigned states that he or she has duly executed the attached application dated as of May 24, 2022 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

New Mountain Finance Corporation

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Chief Compliance Officer

NMF SLF I, Inc.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Chief Compliance Officer

New Mountain Guardian III BDC, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Chief Compliance Officer

New Mountain Guardian IV BDC, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Chief Compliance Officer

New Mountain Finance Advisers BDC, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

New Mountain Credit CLO Advisers, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

New Mountain Capital, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Chief Compliance Officer

Existing Wholly-Owned Subsidiaries:

New Mountain Guardian III OEC, Inc.

New Mountain Guardian III SPV, L.L.C.

New Mountain Finance DB, L.L.C.

New Mountain Finance Holdings, L.L.C.

New Mountain Finance SBIC II, L.P.

New Mountain Finance SBIC, L.P.

New Mountain Finance Servicing, L.L.C

NMF Ancora Holdings, Inc.

NMF HB, Inc.

NMF OEC, Inc.

NMF Permian Holdings L.L.C.

NMF Pioneer, Inc.

NMF QID NGL Holdings, Inc.

NMF TRM, L.L.C.

NMF YP Holdings, Inc.

NMF SLF I SPV, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Signatory

Existing Affiliated Funds: New Mountain CLO 1, Ltd. New Mountain CLO 2, Ltd. New Mountain CLO 3, Ltd. New Mountain CLO 4, Ltd.

New Mountain CLO 5, Ltd.

New Mountain Guardian II Master Fund-A, L.P.

New Mountain Guardian II Master Fund-B, L.P.

New Mountain Guardian Partners II, L.P.

New Mountain Net Lease Corporation

New Mountain Net lease Partners II, L.P.

New Mountain Net Lease Partners, L.P.

New Mountain Partners VI, L.P.

New Mountain Strategic Equity Fund I, L.P.

New Mountain Strategic Equity Fund II, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Signatory

Exhibit B.1

RESOLUTIONS OF THE BOARD OF DIRECTORS

NEW MOUNTAIN FINANCE CORPORATION

WHEREAS, the Board of Directors (the “Board”) believes it is in the best interests of New Mountain Finance Corporation (the “Company”) to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the "Application").

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

Exhibit B.2

RESOLUTIONS OF THE BOARD OF DIRECTORS

NMF SLF I, INC.

WHEREAS, the Board of Directors (the “Board”) believes it is in the best interests of NMF SLF I, Inc. (the “Company”) to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the "Application").

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

Exhibit B.3

RESOLUTIONS OF THE BOARD OF DIRECTORS

NEW MOUNTAIN GUARDIAN III BDC, L.L.C.

WHEREAS, the Board of Directors (the “Board”) believes it is in the best interests of New Mountain Guardian III BDC, L.L.C. (the “Company”) to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the "Application").

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

Exhibit B.4

RESOLUTIONS OF THE BOARD OF DIRECTORS

NEW MOUNTAIN GUARDIAN IV BDC, L.L.C.

WHEREAS, the Board of Directors (the “Board”) believes it is in the best interests of New Mountain Guardian IV BDC, L.L.C. (the “Company”) to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the "Application").

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

Schedule A

Existing Wholly-Owned Subsidiaries of New Mountain Finance Corporation:

New Mountain Finance DB, L.L.C.

New Mountain Finance Holdings, L.L.C.

New Mountain Finance SBIC II, L.P.

New Mountain Finance SBIC, L.P.

New Mountain Finance Servicing, L.L.C

NMF Ancora Holdings, Inc.

NMF HB, Inc.

NMF OEC, Inc.

NMF Permian Holdings L.L.C.

NMF Pioneer, Inc.

NMF QID NGL Holdings, Inc.

NMF TRM, L.L.C.

NMF YP Holdings, Inc.

Existing Wholly-Owned Subsidiaries of NMF SLF I, Inc.:

NMF SLF I SPV, L.L.C.

Existing Wholly-Owned Subsidiaries of New Mountain Guardian III BDC, L.L.C.:

New Mountain Guardian III OEC, Inc.

New Mountain Guardian III SPV, L.L.C.

Existing Wholly-Owned Subsidiaries of New Mountain Guardian IV BDC, L.L.C.:

N/A

Schedule B

Existing Affiliated Funds Whose Adviser is New Mountain Finance Adviser BDC, L.L.C.:

New Mountain Guardian Partners II, L.P.

New Mountain Guardian II Master Fund-A, L.P.

New Mountain Guardian II Master Fund-B, L.P.

New Mountain Net Lease Corporation

New Mountain Net Lease Partners, L.P.

New Mountain Net lease Partners II, L.P.

Existing Affiliated Fund Whose Adviser is New Mountain Capital, L.L.C.

New Mountain Partners VI, L.P.

New Mountain Strategic Equity Fund I, L.P.

New Mountain Strategic Equity Fund II, L.P.

Existing Affiliated Fund Whose Adviser is New Mountain Credit CLO Advisers, L.L.C.

New Mountain CLO 1, Ltd.

New Mountain CLO 2, Ltd.

New Mountain CLO 3, Ltd.

New Mountain CLO 4, Ltd.

New Mountain CLO 5, Ltd.